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                                                    This filing is made pursuant
                                                    to Rule 424(b)(3) under
                                                    the Securities Act of
                                                    1933 in connection with
                                                    Registration No. 333-32800


DM Mortgage Investors, LLC (the "Company") today announced that as of March 31, 2001, the Company has 27 mortgage loans in the aggregate amount of $60,014,000.

The average maturity of these loans was 12 months with an average interest rate of 13.87% per annum. During the month of March, the Company distributed to its unit holders $557,000 which constituted a weighted average per annum interest rate yield of 13.55%. During the first quarter of 2001, the Company distributed to its unit holders a weighted average per annum interest rate yield of 13.48%.